06003312

ATES
NGE COMMISSION
.C. 20549

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AB 2/27

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Landaas & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 East Wisconsin Avenue, Suite 2000
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Kilb — 414.223.1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 East Wisconsin Avenue, Suite 3100	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/11/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Kilb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landaas & Company, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public Exp. 5/28/2008

NOTARY PUBLIC
JEAN C. BALEY
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

LANDAAS & COMPANY

Financial Report

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

LANDAAS & COMPANY

Table of Contents

KPMG
KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

The Shareholder
Landaas & Company:

We have audited the accompanying statements of financial condition of Landaas & Company (the Corporation) as of December 31, 2005 and 2004, and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landaas & Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Milwaukee, Wisconsin
January 27, 2006

LANDAAS & COMPANY

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Assets:			
Cash	$	139,499	99,453
Deposit with clearing broker/dealer		25,000	25,000
Commissions receivable		513,114	367,257
Brokers' advances		10,109	49,175
Marketable securities		10,554	3,027
Prepaid expenses		98,027	101,714
Furniture and equipment, net		96,282	145,644
Income taxes receivable and deferred tax assets		20,915	813
Other assets		—	4,538
Total assets	$	913,500	796,621
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable	$	45,810	36,153
Accrued salaries and benefits		350,009	229,015
Accrued taxes other than income		2,202	4,194
Income tax payable		—	15,614
Total liabilities		398,021	284,976
Commitments and contingencies			
Stockholder's equity:			
Capital stock, $1 par value. Authorized 56,000 shares; issued and outstanding 1,000 shares		1,000	1,000
Retained earnings		514,479	510,645
Total stockholder's equity		515,479	511,645
Total liabilities and stockholder's equity	$	913,500	796,621

See accompanying notes to financial statements.

LANDAAS & COMPANY

Statements of Operations and Retained Earnings

Years ended December 31, 2005 and 2004

		2005	2004
Revenue:			
Commissions	$	7,181,888	6,539,427
Advisory fees		254,438	202,989
Interest income		7,480	1,625
Other income		68	—
Total revenue		7,443,874	6,744,041
Expenses:			
Employee compensation and benefits		6,347,726	5,630,607
Occupancy and rentals		354,851	362,823
Professional fees		323,872	256,599
Advertising and promotion		174,472	167,704
Office supplies and expenses		155,617	135,104
Depreciation		69,372	72,108
Other operating expenses		8,376	31,052
Total expenses		7,434,286	6,655,997
Income before income taxes		9,588	88,044
Income tax provision		5,754	18,213
Net income		3,834	69,831
Retained earnings at beginning of the year		510,645	440,814
Retained earnings at end of the year	$	514,479	510,645

See accompanying notes to financial statements.

LANDAAS & COMPANY

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	3,834	69,831
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation		69,372	72,108
Increases in income taxes receivable and deferred tax asset		(20,102)	(813)
Changes in operating assets and liabilities:			
(Increase) decrease in commissions receivable		(145,857)	4,811
Decrease (increase) in brokers' advances		39,066	(26,847)
(Increase) decrease in marketable securities		(7,527)	273
Decrease (increase) in prepaid expenses		3,687	(29,426)
Decrease (increase) in other assets		4,538	(538)
Increase (decrease) in accounts payable		9,657	(26,386)
Increase in accrued salaries and benefits		120,994	9,963
(Decrease) increase in accrued taxes other than income		(1,992)	1,619
(Decrease) increase in net income taxes payable		(15,614)	19,026
Cash provided by operating activities		60,056	93,621
Cash used in investing activities:			
Purchase of furniture and equipment		(20,010)	(62,677)
Net increase in cash		40,046	30,944
Cash at beginning of the year		99,453	68,509
Cash at end of the year	$	139,499	99,453
Supplemental cash flows disclosures:			
Income tax payments	$	41,470	—
Interest payments		3,360	574

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Significant accounting and reporting policies follow.

(a) *Principal Business Activity*

Landaas & Company (the Corporation) was incorporated under the laws of the State of Wisconsin on July 20, 1989, for the purpose of investment management. During December 1999, the Corporation became a licensed broker/dealer in securities.

The Corporation operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Corporation clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(b) *Revenue Recognition*

Commissions and related clearing expenses are recorded on a settlement-date basis, which approximates the trade-date basis. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

(c) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) *Cash and Cash Equivalents*

The Corporation maintains cash balances at an FDIC insured commercial bank. These balances may at times exceed the federally insured limit of $100,000. The Corporation has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

For purposes of the statements of cash flows, the Corporation considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(e) *Securities Owned*

Marketable securities are reported at fair value as determined by market quotes. Not readily marketable securities, if any, are reported at cost, which management of the Corporation has determined to approximate fair value.

(Continued)

(f) ***Property and Equipment***

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated by straight-line and accelerated methods over the following estimated useful lives of the related assets.

Furniture and fixtures	5 – 10 years
Office equipment	3 – 5 years

(g) ***Income Taxes***

The Corporation accounts for deferred income taxes using the asset and liability method. Under this method, a current or deferred tax asset or liability is recognized for the current or deferred tax consequences of all events that have been recognized in the financial statements. These consequences are measured based on provisions of enacted tax law to determine the amount of taxes refundable or payable in future years.

(h) ***Advertising Costs***

Advertising costs are charged to expense as incurred. Advertising expense was $135,340 and $125,891 for 2005 and 2004, respectively.

(2) Employee Benefit Plan

The Company has a defined contribution 401(k) savings plan (the Plan) covering substantially all employees. The Corporation's contributions to the Plan and expenses related to the Plan were $41,646 and $37,541 for 2005 and 2004, respectively.

(3) Securities Owned

The Corporation owns 300 shares of stock in NASDAQ Stock Market, Inc. having a fair value at December 31, 2005 and 2004 of $10,554 and $3,027, respectively.

(4) Deposit with Clearing Broker/Dealer

The Corporation is dependent on its clearing broker/dealer, Pershing LLC (Pershing), a wholly owned subsidiary of The Bank of New York, for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC.

Pershing requires that the Corporation maintain a minimum deposit of $25,000. This amount was held by Pershing at December 31, 2005 and 2004.

(Continued)

(5) Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2005 and 2004:

		2005	2004
Furniture and fixtures	$	319,467	318,440
Office equipment		486,130	467,147
		805,597	785,587
Less accumulated depreciation		709,315	639,943
	$	96,282	145,644

(6) Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Corporation had net capital, net capital requirements, and net capital ratios of the following at December 31, 2005 and 2004:

		2005	2004
Net capital	$	280,993	202,237
Net capital requirements		50,000	50,000
Ratio of aggregate indebtedness to net capital		1.42 to 1.00	1.41 to 1.00

(7) Lease Commitments

The Corporation leases its office space from an unrelated party under an operating lease that expires April 30, 2007. The monthly base rental was increased to $13,622 effective October 1, 2004 from $12,867 per month, plus additional charges for taxes, electricity, repairs, and maintenance. The Corporation also leases office equipment from an unrelated entity under operating leases. Future minimum lease payments as of December 31 are as follows:

Years ending December 31:		
2006	$	173,000
2007		61,000
2008		3,000
	$	237,000

The total rental expense for office space, including real estate taxes and maintenance costs incurred, was $256,481 and $266,510 for the years ended December 31, 2005 and 2004, respectively.

(8) Off-Balance-Sheet Risk and Concentration of Credit Risk

The Corporation's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Corporation and is responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Corporation. The Corporation seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The Corporation incurred no losses in 2005 and 2004 due to the inability of customers to fulfill contractual commitments.

(9) Income Taxes

The tax effect of significant temporary differences that result in net deferred tax assets and liabilities, which is presented in income taxes receivable and deferred tax assets, is as follows:

		2005	2004
Deferred tax liabilities:			
Property and equipment	$	87	320
Marketable securities		1,589	—
Deferred tax assets:			
Charitable contributions		1,624	1,073
Marketable securities		—	60
Net deferred tax assets (liabilities)	$	(52)	813

The income tax provision (benefit) for 2005 and 2004 consists of the following:

		2005	2004
Current:			
Federal	$	4,302	11,896
State		587	7,130
Deferred		865	(813)
	$	5,754	18,213
Effective tax rate		60.0%	20.7%

Income tax expense for the years ended December 31, 2005 and 2004 differed from the amounts computed by applying the U.S. Federal income tax rate of 15% to income before income taxes due primarily to state income taxes and an adjustment of prior year tax accruals of approximately $3,700 in 2005.

The Corporation is currently undergoing an examination by the Internal Revenue Service of the Corporation's 2004 Federal income tax return. No additional income taxes have been assessed through the date these financial statements are issued. There is no assurance that additional income taxes will not be assessed. No additional taxes have been accrued related to this examination as it cannot be determined at this time whether there will be any additional tax liability.

LANDAAS & COMPANY

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1

Years ended December 31, 2005 and 2004

		2005	2004
Aggregate indebtedness:			
Payables:			
Accounts payable	$	45,810	36,153
Accrued salary and benefits		350,009	229,015
Accrued taxes other than income		2,202	4,194
Income taxes payable		—	15,614
Total aggregate indebtedness	$	398,021	284,976
Excess net capital at 1,500%	$	254,458	183,239
Excess net capital at 1,000%	$	241,191	173,739
Ratio of aggregate indebtedness to net capital		1.42 to 1	1.41 to 1
Net capital:			
Total stockholder's equity	$	515,479	511,645
Deductions:			
Petty cash		11	68
Furniture and equipment, net		96,282	145,644
Prepaid expenses		98,027	101,714
Brokers' advances		10,109	49,175
12b-1 fees receivable and commissions receivable		7,559	6,156
Income taxes receivable and deferred tax asset		20,915	813
Other assets		—	4,538
Deposits—long-term care insurance		—	846
		232,903	308,954
Tentative net capital		282,576	202,691
Nasdaq Stock Market, Inc. at fair value		10,554	3,027
Less haircut at 15%		1,583	454
Net capital		280,993	202,237
Minimum required net capital		50,000	50,000
Capital in excess of minimum requirement	$	230,993	152,237

There were no material variances between this computation under Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5, at December 31, 2005 and 2004.

See accompanying independent auditors' report.

KPMG

KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report on Internal Control

The Shareholder
Landaas & Company:

In planning and performing our audit of the financial statements and supplemental schedule of Landaas & Company (the Corporation) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder of the Corporation, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Milwaukee, Wisconsin
January 27, 2006